UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1*

Forward Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

349862300

(CUSIP Number)

Frank LaGrange Johnson, 570 Lexington Avenue, 27th Floor, New York, New York 10022
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*This Amendment is being filed to correct an inadvertent error in the Schedule 13D filed on March 24, 2010, regarding the aggregate purchase price listed in Item 3 of that filing.

CUSIP No. 349862300

1. Names of Reporting Persons. LaGrange Capital Partners, L.P. SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON 13-4106878
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [_]

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 925,727
8. Shared Voting Power 0
9. Sole Dispositive Power 925,727
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 925,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 11.6%
14. Type of Reporting Person (See Instructions) PN

CUSIP No. 349862300

1. Names of Reporting Persons. LaGrange Capital Management, L.L.C. IRS ID: 13-4107863
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [_]

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 925,727
8. Shared Voting Power 0
9. Sole Dispositive Power 925,727
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 925,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 11.6%
14. Type of Reporting Person (See Instructions) IA

CUSIP No. 349862300

1. Names of Reporting Persons. LaGrange Capital Partners Offshore Fund, Ltd. IRS # 20-4630745
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [_]

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 925,727
8. Shared Voting Power 0
9. Sole Dispositive Power 925,727
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 925,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 11.6%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 349862300

1. Names of Reporting Persons. LaGrange Special Situations Yield Master Fund, Ltd. IRS # 27-0687238
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [_]

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 925,727
8. Shared Voting Power 0
9. Sole Dispositive Power 925,727
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 925,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 11.6%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 349862300

1. Names of Reporting Persons. LaGrange Capital Administration, L.L.C. IRS # 73-1713931
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [_]

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
5. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 925,727
8. Shared Voting Power 0
9. Sole Dispositive Power 925,727
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 925,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 11.6%
14. Type of Reporting Person (See Instructions) IA

CUSIP No. 349862300

1. Names of Reporting Persons. Frank LaGrange Johnson
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [_]

3. SEC Use Only
4. Source of Funds WC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 925,727
8. Shared Voting Power 0
9. Sole Dispositive Power 925,727
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 925,727
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13. Percent of Class Represented by Amount in Row (11) 11.6%
14. Type of Reporting Person (See Instructions) IN

ITEM 1.  SECURITY AND ISSUER

This schedule relates to Common Stock, $0.01 par value per share (“Common Stock”), issued by Forward Industries, Inc. (the “Issuer”), the principal executive office of which is located at 1801 Green Rd., Suite E, Pompano, FL 33064.

ITEM 2.  IDENTITY AND BACKGROUND

2(a):            Name of person filing

(i) LaGrange Capital Partners, L.P.
(ii) LaGrange Capital Management, L.L.C.
(iii) LaGrange Capital Partners Offshore Fund, Ltd.
(iv) LaGrange Special Situations Yield Master Fund, Ltd.
(v) LaGrange Capital Administration, L.L.C.
(vi) Frank LaGrange Johnson

2(b):            Address of Principal Business Office:

           570 Lexington Avenue, 27th Floor, New York, NY  10022

2(c):           Principal Occupation

           This Schedule D is being filed by and on behalf of LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Master Fund, Ltd. (the “Funds”), each of which is an investment fund; LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., management entities of the Funds; and Frank LaGrange Johnson, whose principal business is serving as sole member of LaGrange Capital Management, L.L.C. and managing member of LaGrange Capital Administration, L.L.C.

2(d):           No
2(e):           No

2(f):           Citizenship

(i) LaGrange Capital Partners, L.P., Delaware
(ii) LaGrange Capital Management, L.L.C., Delaware
(iii) LaGrange Capital Partners Offshore Fund, Ltd., Cayman Islands
(iv) LaGrange Special Situations Yield Master Fund, Ltd., Cayman Islands
(v) LaGrange Capital Administration, L.L.C., Delaware
(vi) Frank LaGrange Johnson, USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 925,727 shares of Common Stock reported herein were acquired by the Reporting Persons for an aggregate purchase price of approximately $2,331,269 and were acquired with the working capital of the Reporting Persons, as more fully detailed in Item 5 herein.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons purchased the Common Stock from time-to-time between January 2010 and March 2010.  At the time of the purchases, the Reporting Persons believed that the shares of Common Stock were undervalued in the marketplace and represented an attractive investment opportunity.

Representatives of the Reporting Persons have had, and intend to continue to have, conversations with the Issuer's management, including Mr. Douglas W. Sabra, the Chief Executive Officer of the Issuer, and members of the Issuer’s board of directors.  Discussions to date have related primarily to the business and operations, financial performance, capital structure, governance, valuation, and future plans of the Issuer as well as measures that the Reporting Persons believe may improve shareholder value for the benefit of all of the Issuer’s shareholders.  As a result of the Reporting Persons’ ongoing review and evaluation of the business, they may also communicate with the Issuer’s board of directors and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters, or otherwise encourage actions that the Reporting Persons believe in their discretion will enhance shareholder value.  In particular, the Reporting Persons intend to discuss with the Issuer’s management, members of the Issuer’s board of directors and/or the Issuer’s board of directors, proposals relating to the composition of each, including (i) Mr. Frank LaGrange Johnson (sole member of LaGrange Capital Management, L.L.C. and managing member of LaGrange Capital Administration, L.L.C.) and his brother, Mr. Brett M. Johnson, joining the board of directors and (ii) Mr. Brett Johnson and potentially other people joining management in senior roles.

On March 9, 2010, Mr. Frank LaGrange Johnson sent a letter to Mr. Sabra, a copy of which is attached hereto as Exhibit B.

The Reporting Persons continue to believe that the Common Stock is undervalued and intend to evaluate measures aimed at enhancing shareholder value for the benefit of all of the Issuer’s shareholders. In connection with this process, the Reporting Persons anticipate taking such actions with respect to their investment in the Issuer as they deem appropriate, which may include, without limitation, additional communications with the Issuer’s management and board of directors, conversations with other shareholders, offering proposals to the Issuer which may concern changes to the capitalization, ownership structure (including a potential sale of the Issuer), the advisability or inadvisability of acquisitions by the Issuer, board composition, management composition, or operations of the Issuer, engaging investment bankers or other advisors, and discussions with industry participants.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Issuer's board of directors, other investment opportunities available to the Reporting Persons, price levels of the shares, and conditions in the securities markets and the economy in general, the Reporting Persons may in the future acquire additional securities of the Issuer or dispose of some or all of the securities of the Issuer beneficially owned by them, or take any other actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

LaGrange Capital Partners, L.P. directly beneficially owns 706,204 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P.  LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 148,166 shares of Common Stock. LaGrange Special Situations Yield Master Fund, Ltd. directly beneficially owns 71,357 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Master Fund, Ltd.  Frank LaGrange Johnson is the sole member of LaGrange Capital Management, L.L.C. and the managing member of LaGrange Capital Administration, L.L.C.  Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Master Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Master Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 11.6% (or 925,727 shares of Common Stock) is based on 7,965,023 shares of Common Stock that were outstanding as of February 8, 2010 (as set forth on the Issuer's Form 10-Q, filed on February 8, 2010 with the Securities and Exchange Commission).

Exhibit C sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Reporting Persons.  Except as otherwise indicated, all transactions were effected in the open market, and Exhibit C includes commissions paid in per share prices.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A – Agreement of Joint Filing
Exhibit B – Letter to Mr. Sabra dated March 9, 2010
Exhibit C – Common Stock Transactions for Past Sixty Days by Reporting Persons

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 24, 2010	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C.,
its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of March 24, 2010	LaGrange Capital Management, L.L.C.

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of March 24, 2010	LaGrange Capital Partners Offshore Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C.,
its Investment Manager

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

Dated as of March 24, 2010	LaGrange Special Situations Yield Master Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C.,
its Investment Manager

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

Dated as of March 24, 2010	LaGrange Capital Administration, L.L.C.

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

Dated as of March 24, 2010

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

Exhibit A – Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of March 24, 2010	LaGrange Capital Partners, L.P.

	By:	LaGrange Capital Management, L.L.C.,
its General Partner

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of March 24, 2010	LaGrange Capital Management, L.L.C.

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its sole Member

Dated as of March 24, 2010	LaGrange Capital Partners Offshore Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C.,
its Investment Manager

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

Dated as of March 24, 2010	LaGrange Special Situations Yield Master Fund, Ltd.

	By:	LaGrange Capital Administration, L.L.C.,
its Investment Manager

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

Dated as of March 24, 2010	LaGrange Capital Administration, L.L.C.

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson, its Managing Member

Dated as of March 24, 2010

	By:	/s/ Frank LaGrange Johnson
Frank LaGrange Johnson

Exhibit B – Letter to Mr. Sabra dated March 9, 2010

March 9, 2010

Mr. Douglas W. Sabra
Forward Industries Inc.
1801 Green Road, Suite E
Pompano Beach, FL 33064

Dear Doug,

Thank you and Jim for seeing me at the last minute.  As we discussed, I am the General Partner at LaGrange Capital Partners Onshore, Offshore and Special Situations Yield Funds.  LaGrange has been in business since 2000 and manages well over $100 million in assets.  Our flagship fund has outperformed the S&P by approximately 7.6% per annum since inception.

LaGrange controls just under 5% of all common shares of Forward Industries, making us the third largest holder according to Bloomberg.  To put it in perspective, we own approximately four times as many shares as the board (ex- Michael Schiffman), CEO and CFO combined.  It is also worth noting that our shares were acquired for cash in the open market.

As a major investor, I am very concerned about the course of action presently being taken by this board and management team.  To this end, I would like to discuss with you and the board of directors the company’s plans and LaGrange Capital’s desire for board representation as soon as possible.

Thank you for your time and consideration.  I look forward to hearing from you, and can be reached at 212-993-7057.

Sincerely,

Grange Johnson

CC:  John Chiste, Bruce Galloway, Fred Hamilton, Louis Lipschitz, Michael Schiffman

Exhibit C – Common Stock Transactions for Past Sixty Days by Reporting Persons

Name	Date	Shares Purchased/Sold	Price Per Share/Exercise Price

LaGrange Capital Partners Offshore Fund, Ltd	1/25/2010	3,127	2.29
LaGrange Capital Partners, LP	1/25/2010	15,052	2.29
LaGrange Special Situations Yield Master Fund, Ltd.	1/25/2010	1,368	2.29
LaGrange Capital Partners, LP	1/26/2010	67,889	2.43
LaGrange Special Situations Yield Master Fund, Ltd.	1/26/2010	9,808	2.43
LaGrange Capital Partners Offshore Fund, Ltd	1/27/2010	5,649	2.56
LaGrange Special Situations Yield Master Fund, Ltd.	2/1/2010	1,034	2.28
LaGrange Special Situations Yield Master Fund, Ltd.	2/2/2010	1,741	2.35
LaGrange Capital Partners Offshore Fund, Ltd	2/4/2010	977	2.25
LaGrange Capital Partners, LP	2/4/2010	4,771	2.25
LaGrange Capital Partners Offshore Fund, Ltd	2/5/2010	1,600	2.18
LaGrange Capital Partners, LP	2/5/2010	7,700	2.18
LaGrange Special Situations Yield Master Fund, Ltd.	2/5/2010	700	2.18
LaGrange Capital Partners Offshore Fund, Ltd	2/9/2010	1,921	2.32
LaGrange Capital Partners, LP	2/9/2010	9,379	2.32
LaGrange Special Situations Yield Master Fund, Ltd.	2/9/2010	9,616	2.32
LaGrange Capital Partners Offshore Fund, Ltd	2/10/2010	14,200	2.37
LaGrange Capital Partners, LP	2/10/2010	18,340	2.37
LaGrange Capital Partners Offshore Fund, Ltd	2/11/2010	778	2.41
LaGrange Capital Partners, LP	2/11/2010	3,747	2.41
LaGrange Special Situations Yield Master Fund, Ltd.	2/11/2010	340	2.41
LaGrange Capital Partners Offshore Fund, Ltd	2/24/2010	454	2.16
LaGrange Capital Partners, LP	2/24/2010	2,183	2.16
LaGrange Special Situations Yield Master Fund, Ltd.	2/24/2010	198	2.16
LaGrange Capital Partners Offshore Fund, Ltd	2/26/2010	927	2.26
LaGrange Capital Partners, LP	2/26/2010	4,460	2.26
LaGrange Special Situations Yield Master Fund, Ltd.	2/26/2010	405	2.26
LaGrange Capital Partners Offshore Fund, Ltd	3/4/2010	669	2.20
LaGrange Capital Partners, LP	3/4/2010	3,266	2.20
LaGrange Special Situations Yield Master Fund, Ltd.	3/4/2010	1,000	2.15
LaGrange Special Situations Yield Master Fund, Ltd.	3/5/2010	4,038	2.21
LaGrange Capital Partners Offshore Fund, Ltd	3/12/2010	287	2.27
LaGrange Capital Partners, LP	3/12/2010	1,401	2.27
LaGrange Capital Partners Offshore Fund, Ltd	3/15/2010	23,386	2.41
LaGrange Capital Partners, LP	3/15/2010	112,542	2.41
LaGrange Special Situations Yield Master Fund, Ltd.	3/15/2010	10,231	2.41
LaGrange Capital Partners Offshore Fund, Ltd	3/16/2010	12,629	2.52
LaGrange Capital Partners, LP	3/16/2010	60,775	2.52
LaGrange Special Situations Yield Master Fund, Ltd.	3/16/2010	5,525	2.52
LaGrange Special Situations Yield Master Fund, Ltd.	3/17/2010	1,360	2.46
LaGrange Capital Partners Offshore Fund, Ltd	3/18/2010	1,674	2.42
LaGrange Capital Partners, LP	3/18/2010	8,054	2.42
LaGrange Special Situations Yield Master Fund, Ltd.	3/18/2010	732	2.42
LaGrange Capital Partners Offshore Fund, Ltd	3/19/2010	52	2.39
LaGrange Capital Partners Offshore Fund, Ltd	3/19/2010	26,119	2.75
LaGrange Capital Partners, LP	3/19/2010	250	2.39
LaGrange Capital Partners, LP	3/19/2010	125,697	2.75
LaGrange Special Situations Yield Master Fund, Ltd.	3/19/2010	11,427	2.75
LaGrange Special Situations Yield Master Fund, Ltd.	3/19/2010	23	2.39
LaGrange Capital Partners Offshore Fund, Ltd	3/22/2010	14,704	2.90
LaGrange Capital Partners, LP	3/22/2010	70,763	2.90
LaGrange Special Situations Yield Master Fund, Ltd.	3/22/2010	6,433	2.90
LaGrange Capital Partners Offshore Fund, Ltd	3/23/2010	3,051	3.00
LaGrange Capital Partners, LP	3/23/2010	14,683	3.00
LaGrange Special Situations Yield Master Fund, Ltd.	3/23/2010	1,335	3.00
LaGrange Capital Partners Offshore Fund, Ltd	3/24/2010	3,007	3.06
LaGrange Capital Partners Offshore Fund, Ltd	3/24/2010	1,662	3.12
LaGrange Capital Partners, LP	3/24/2010	14,472	3.06
LaGrange Capital Partners, LP	3/24/2010	7,997	3.12
LaGrange Special Situations Yield Master Fund, Ltd.	3/24/2010	1,316	3.06
LaGrange Special Situations Yield Master Fund, Ltd.	3/24/2010	727	3.12